

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2013

Via E-mail
Ofer Haviv
President and Chief Executive Officer
Evogene Ltd.
13 Gad Feinstein Street
Park Rehovot P.O.B. 2100
Rehovot 76121
Israel

      Re: **Evogene Ltd.**
              Registration Statement on Form F-1
              Filed September 23, 2013
              File No. 333-191315

Dear Mr. Haviv:

We have reviewed your response to our prior comment letter to you dated September 5, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise to remove the restrictive legend that follows the report of the independent registered public accounting firm and the consent of the independent registered public accounting firm prior to the planned effectiveness of the Form F-1 registration statement.

Selected Consolidated Financial Data, page 32

2. Please revise your balance sheet data on page 33 to present balance sheet data as of December 31, 2012. Please note that under Item 4(a) of Form F-1 and Item 3.A of Form 20-F, comparative information required for balance sheet data is satisfied by presenting the balance sheet information as of the end of the most recent fiscal year.

Use of Proceeds, page 33

3. When available, please also include the approximate amounts, in addition to the percentages that you have included, that you will use towards your different uses of proceeds.

Management's Discussion and Analysis of Financial Condition, Page 34

Application of Critical Accounting Policies and Estimates, page 45

Share-Based Compensation, page 46

4. Please revise your discussion on page 46 of MD&A to disclose the number of stock options that were granted during each period presented in the company's financial statements and disclose the fair values of the options that were granted each period. Also, please revise to disclose the number, the significant terms, and the fair value of the stock options that were granted subsequent to June 30, 2013 as disclosed in Note 7a to the company's interim financial statements and disclose the significant assumptions that were used to determine the fair value of these stock option grants.

5. Also, please revise MD&A to disclose the amount of compensation expense you expect to record in future periods with respect to the options granted subsequent to June 30, 2013.

6. Please revise your discussion on page 46 to include a discussion of each significant factor contributing to the difference between the fair value of the options granted during 2012 and 2013 and the estimated public offering price. This discussion should generally explain any significant intervening events and reasons for changes in assumptions, as well as the weighting of expected outcomes that resulted in the changes in the fair value of your shares and related stock-based compensation. Refer to the guidance outlined in section 14.13 of the AICPA Audit and Accounting Guide, *Valuation of Privately- Held- Company Equity Securities Issued As Compensation*.

Business, page 69

7. We believe that the disclosure on pages 74, 75 and 77 concerning the 2013 Phillips McDougall analysis commissioned by you would be more appropriate in the Industry Overview section. Please also disclose that you commissioned the study and include balancing disclosure to clarify that your business may not fully realize the revenue potential.

Principal Shareholders, page 98

8. We note that the revised amounts of shares beneficially held by directors and officers as of September 10, 2013, as disclosed on page 98 do not appear to be calculated based upon the amounts previously disclosed in your last amended draft registration statement, as adjusted for the 2 for 1 reverse stock split. Please tell us, and revise to disclose, whether any additional shares of restricted stock or options were issued to such directors and officers. To the extent they have purchased or received additional shares as compensation, please revise MD&A and the notes to your financial statements to disclose such issuances, including how they were valued and accounted for in your financial statements. If no additional shares or stock options were issued to such parties since August 20, 2013, please tell us how you calculated the amounts held by your directors and executive officers as presented in the table at September 10, 2013.

June 30, 2013 Interim Financial Statements, page F-33

Consolidated Statements of Comprehensive Income, page F-34

Consolidated Statements of Changes in Equity, page F-35

Consolidated Statements of Cash Flows, page F-36

9. Please revise to remove the data for the year ended December 31, 2012 from your interim consolidated statements of comprehensive income, consolidated statements of cash flows, and your consolidated statements of changes in equity. In this regard, our prior comment 3 requested the presentation of comparative December 31, 2012 balance sheet data in the statement of financial position only. Please refer to the guidance outlined in IAS 34, paragraph 20.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Joshua G. Kiernan, Esq.